Exhibit (a)(5)
Subject: Important Notice Regarding the Stock Option Repurchase Offer
Dear Cray Employee/Director:
This notice is to remind you that the deadline of March 20, 2009 (11:59 p.m., Pacific Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your Eligible Options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on February 20, 2009 (the “offering materials”), you must complete and return the Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials.
Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms.
Questions about this offer or requests for assistance or for additional copies of any offering materials should be made by email to optionrepurchase@cray.com, or via mail, interoffice mail or courier to our Seattle headquarters office, Attention: Cheryl Bird. We will attempt to respond to all questions.